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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CSS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
125906 10 7
(CUSIP Number)
Alan Singer, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5224
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 27, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	125906 10 7	Page	2	of	8

1	NAMES OF REPORTING PERSONS Jack Farber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		266,951 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		486,576 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		266,951 Shares

WITH	10	SHARED DISPOSITIVE POWER

486,576 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

753,527 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 3 of 8 Pages
This Amendment No. 2 amends the Schedule 13D filed by Jack Farber with respect to the common stock, par value $.10 per share (“Common Stock”) of CSS Industries, Inc., a Delaware corporation (“CSS”), as previously amended.

Item 4.	Purpose of Transaction.
Jack Farber serves as Chairman of the Board of Directors of CSS and he, and the other entities identified in Item 5 below, may from time to time engage in transactions involving the acquisition or disposition of Common Stock. In November 2007, The Jack Farber Revocable Trust has entered into a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934. Under the plan, The Jack Farber Revocable Trust may sell up to 200,000 shares of Common Stock, subject to minimum price conditions. As of the date of this Amendment, the Jack Farber Revocable Trust has sold 199,710 shares of Common Stock under the plan, including the shares of Common Stock reflected as having been sold in Item 5. See Item 5 for further information. Except as set forth above, Jack Farber has no plans or proposals that may relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.
Jack Farber may be deemed to beneficially own 753,527 shares of Common Stock (7.2% of the issued and outstanding Common Stock of CSS, based upon information set forth in CSS’ Form 10-Q for the quarter ended December 31, 2007, indicating that 10,513,383 shares of Common Stock were issued and outstanding on January 25, 2008). Of that amount, he has sole voting and investment power with regard to 266,951 shares of Common Stock held by the Jack Farber Revocable Trust. Jack Farber is the sole trustee of this trust. In addition, Jack Farber may be deemed to have shared voting and investment power with regard to 486,576 shares of Common Stock. Shares as to which he has shared voting and investment power include the following:
•	351,042 shares of Common Stock held by The Vivian Farber Revocable Trust. Vivian Farber, Jack Farber’s wife, is the sole trustee of this trust;
•	60,383 shares of Common Stock held by a trust for the benefit of David M. Farber, Jack Farber’s son, for which Jack Farber and his son are co-trustees (the “David Farber Trust”). Under the indenture of trust for the David Farber Trust, action of a majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and
•	43,475 shares of Common Stock owned by trusts for the benefit of two of Jack Farber’s grandchildren, for which Jack Farber’s wife serves as co-trustee with Ellen B. Kurtzman, his daughter.

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 4 of 8 Pages
In addition, Jack Farber may be deemed to have shared voting and investment power with respect to 31,676 shares of Common Stock held by the Farber Foundation, Inc. (the “Farber Foundation”), a charitable foundation. Jack Farber, Christopher J. Munyan, an officer and director of CSS, and Clifford J. Pietrafitta, an officer of CSS, are members of, and together with William G. Kiesling, an officer of CSS, are directors of, the Farber Foundation. As a matter of policy, the Farber Foundation does not vote the shares of Common Stock that it owns. Jack Farber disclaims beneficial ownership with regard to these shares.
The shares listed as beneficially owned by Mr. Farber do not include shares held by the Farber Family Foundation, Inc. (the “Farber Family Foundation”), a charitable foundation. Jack Farber, his wife, his daughter and his son are the members, officers and directors of the Farber Family Foundation. However, only his daughter has voting and investment power with regard to shares of Common Stock held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns.
Between December 6, 2007 and March 11, 2008, the Jack Farber Revocable Trust sold 169,607 shares of Common Stock as follows:

Date	No. of Shares	Price
December 6, 2007	239	$39.63
December 6, 2007	658	39.64
December 6, 2007	1,000	39.70
December 6, 2007	400	39.71
December 6, 2007	300	39.77
December 6, 2007	100	39.78
December 6, 2007	200	39.79
December 6, 2007	1,200	39.84
December 6, 2007	800	39.85
December 6, 2007	900	39.90
December 6, 2007	100	39.91
December 6, 2007	1,000	39.95
December 6, 2007	2,000	39.99
December 6, 2007	5,000	40.01
December 7, 2007	1,000	39.60
December 7, 2007	700	39.61
December 7, 2007	300	39.62
December 11, 2007	4,500	39.60
December 11, 2007	400	39.61
December 11, 2007	200	39.66
December 11, 2007	200	39.67
December 11, 2007	700	39.69
December 11, 2007	5,900	39.70
December 11, 2007	100	39.72
December 11, 2007	3,900	39.80
December 11, 2007	300	39.81
December 11, 2007	100	39.84
December 11, 2007	100	39.85

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 5 of 8 Pages

Date	No. of Shares	Price
December 12, 2007	100	39.63
December 12, 2007	100	39.65
December 12, 2007	200	39.66
December 12, 2007	600	39.67
December 12, 2007	600	39.68
December 13, 2007	2,100	39.60
December 19, 2007	3,200	39.60
December 20, 2007	4,900	39.60
December 20, 2007	10,000	39.61
December 20, 2007	2,000	39.77
December 21, 2007	100	39.73
December 21, 2007	1,600	39.74
December 21, 2007	1,200	39.75
December 21, 2007	100	39.78
December 21, 2007	200	39.80
December 21, 2007	200	39.81
December 21, 2007	500	39.83
December 21, 2007	100	39.90
December 21, 2007	200	39.85
December 21, 2007	100	39.86
December 21, 2007	1,000	39.91
December 21, 2007	100	39.77
December 21, 2007	4,625	40.00
December 21, 2007	9,006	40.01
December 21, 2007	600	40.02
December 21, 2007	100	40.04
December 21, 2007	200	40.05
December 21, 2007	400	40.06
December 21, 2007	11,300	40.03
December 21, 2007	100	40.08
December 21, 2007	600	40.07
December 21, 2007	200	40.09
December 21, 2007	100	40.12
December 21, 2007	1,000	40.11
December 21, 2007	600	40.15
December 21, 2007	1,600	40.20
December 21, 2007	100	40.21
December 21, 2007	240	40.22
December 21, 2007	360	40.23
December 21, 2007	100	40.27
December 21, 2007	100	40.30
December 24, 2007	2,280	40.00
December 24, 2007	1,904	40.01
December 24, 2007	100	40.02

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 6 of 8 Pages

Date	No. of Shares	Price
December 24, 2007	1,294	40.05
December 26, 2007	5,200	39.60
December 26, 2007	100	39.63
December 26, 2007	800	39.70
December 26, 2007	100	39.71
December 26, 2007	100	39.74
December 26, 2007	119	39.80
December 27, 2007	400	39.61
December 27, 2007	100	39.73
December 27, 2007	600	39.76
December 27, 2007	100	39.77
December 27, 2007	881	39.80
December 27, 2007	6	40.00
February 26, 2008	2,800	37.50
February 26, 2008	100	37.51
February 26, 2008	115	37.52
February 26, 2008	200	37.54
February 26, 2008	900	37.70
February 26, 2008	500	37.71
February 26, 2008	900	37.73
February 26, 2008	100	37.81
February 27, 2008	16,343	37.00
February 27, 2008	500	37.15
February 27, 2008	203	37.17
February 28, 2008	3,657	37.00
February 28, 2008	1,030	37.08
February 28, 2008	100	37.20
February 29, 2008	1,086	36.08
February 29, 2008	100	36.11
February 29, 2008	800	36.20
March 3, 2008	300	35.80
March 4, 2008	5,000	35.70
March 4, 2008	300	35.80
March 4, 2008	100	35.82
March 5, 2008	2,500	35.70
March 5, 2008	100	35.73
March 5, 2008	1,945	35.75
March 5, 2008	4,000	35.76
March 5, 2008	400	35.79
March 5, 2008	1,600	35.80
March 5, 2008	416	35.90
March 5, 2008	200	35.91
March 5, 2008	100	35.92
March 5, 2008	600	35.94

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 7 of 8 Pages

Date	No. of Shares	Price
March 5, 2008	200	35.97
March 5, 2008	3,000	36.00
March 5, 2008	2,000	36.05
March 5, 2008	2,000	36.30
March 11, 2008	8,500	35.70

TOTAL	169,607
The sales listed in the table above were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934.

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 8 of 8 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jack Farber

Jack Farber
Date: April 8, 2008